Appendix A

Fund	Operating Expense Limit

Provident Investment Counsel Growth Fund – Class I	0.95%
Provident Investment Counsel Small Cap Growth Fund – Class I	1.00%
Provident Investment Counsel Small Cap Growth Fund – Class A	1.40%
Provident Investment Counsel Flexible Growth Fund – Class I	1.00%
Provident Investment Counsel Twenty Fund – Class I	1.10%